FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended June 30, 2008

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its consolidated financial statements for the quarter and six month periods ended June 30, 2008.

On April 30, Nymox announced results from a long term outcome study of NX-1207 for benign prostatic hyperplasia (BPH). The study evaluated symptomatic progress of U.S. patients involved in the Company’s two Phase 1-2 studies initiated in 2003. Patients treated with NX-1207 were followed-up on an unselected and as available basis and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 54 months after NX-1207 treatment. These subjects were last assessed at 42 months after treatment.

Overall, 75% of the patients in the new outcome study treated with NX-1207 reported no current drug treatment for their BPH and had a mean improvement of 11.1 points in AUA Symptom Score. In addition, 38% of the patients reported no other approved treatments at any time for their BPH since their original treatment with NX-1207, with a mean improvement of 9.8 points. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably to the 3.5 to 5 points reported in published studies of currently approved BPH drugs, which, unlike NX-1207 treatment, require uninterrupted, daily administration to be effective.

In the NX-1207 studies, subjects received a one-time single dose of NX-1207 administered by intraprostatic injection by a urologist in an office setting. The entire procedure lasted on average 5-10 minutes, with the injection taking 1-2 minutes, and did not require anesthesia or catheterization. There have been no significant side effects from NX-1207 in the trials to date.

Data from the NX02-0016 study (announced by the Company on February 6 and March 11, 2008) showed that NX-1207 markedly reduced the incidence of nighttime urination (nocturia), a particularly bothersome symptom associated with BPH. After 90 days, subjects treated with a therapeutic dose of NX-1207 had a mean reduction in nocturia symptom score of 41% versus 4% for subjects treated with finasteride, an approved BPH treatment. This improvement was statistically significant (p<.001). Having to repeatedly get up in the night to urinate is a common symptom of BPH that can cause chronic sleep loss and, in turn, lead to fatigue, memory deficits, mood changes including depression, and increased risk of long term medical problems.

Overall, subjects in the NX02-0016 study Intent-to-Treat group who received 2.5 mg of NX-1207 reported a mean improvement in total AUA BPH Symptom Score of 9.71 points after 90 days as compared to the mean improvement of 4.13 points for subjects randomized to finasteride, an approved drug treatment for BPH. This difference was statistically significant (p=0.001). The AUA BPH Symptom Score measures self-assessed severity of BPH symptoms in 7 areas: 1) sensation of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia). Published studies of currently approved drugs for BPH show AUA BPH Symptom Score improvement typically in the 3.5 to 5 point range.

The results of the blinded clinical trials to date have shown that men treated with NX-1207 reported statistically significant improvement in BPH symptoms 3 months after a single NX-1207 treatment.  In two multi-center Phase 2 U.S. prospective randomized blinded clinical trials, the aggregated mean improvement in the Primary Endpoint of BPH Symptom Score for 2.5 mg NX-1207 was 10.3 points or a 44% improvement in Symptom Score.  To date, subjects treated with NX-1207 have reported no serious side effects from the treatment, including no (0%) significant sexual side effects.

BPH treatment represents a growing market with more than 100 million men worldwide being estimated to suffer from BPH symptoms. The disorder is a common affliction of older men, affecting approximately half of men over age 50 and close to 90% of men by age 80, and is associated with growth in prostate size as men age. BPH causes difficulties with urination associated with aging, such as urination at night, urge to void frequently, hesitancy, weak stream, and other problems, and can cause acute urinary retention requiring immediate medical attention.

On May 28, Nymox announced significant long-term improvement in men treated with NX-1207 in a newly completed clinical study. The controlled study assessed BPH symptoms and treatment outcomes 22 to 33 months after a single treatment with NX-1207 or placebo in 93 consecutive unselected patients at 17 clinical trial sites across the U.S. The follow-up study was designed to assess the durability of the beneficial treatment effect of NX-1207 which is a key factor for patients and urologists and for payor acceptance of the drug. The study measured how much of the symptomatic improvement persisted in men who were initially responders to the drug in the trial. Compared to baseline, individuals on no other treatment for BPH who received NX-1207 22-33 months previously showed statistically significant improvement at 3 therapeutic dose levels of NX-1207: 10 mg (p=.019), 5 mg (p=.0029), and 2.5 mg (p=.0068). Control patients who had received placebo showed no statistically significant difference from baseline. Low dose NX-1207 (.125 mg) has been shown in a separate blinded clinical trial not to have statistically significant effect on BPH symptoms. Results in the new study also showed that patients at follow-up without any other treatment for BPH had a mean of 11.3 points BPH Symptom Score reduction, which represents a 47% improvement in symptoms from before treatment. These responders at 22 to 33 months follow-up maintained an average 92% of their initial 90 day improvement after a single NX-1207 treatment.

On April 17, Nymox announced that new clinical trial data concerning the safety and efficacy of the Company’s NX-1207 for benign prostatic hyperplasia (BPH) will be presented at the South Central Section of the American Urological Association Meeting in San Diego in September. On May 15, Nymox announced that new clinical trial data concerning NX-1207 will also be presented at the North Central Section of the American Urological Association Meeting in Chicago September 25. On May 30, Nymox announced that a presentation of data on NX-1207 will be presented at the Northeastern Section of the American Urological Association Meeting on September 18. These peer-reviewed papers are authored by leading clinical research investigators participating in the U.S. clinical trials of NX-1207.

On June 9, Nymox announced that, following communications with the U.S. Food and Drug Administration (FDA), the Company is commencing its Phase 3 development program for NX-1207.

On April 22, Nymox announced the publication of new independent studies finding that the Company’s NicAlert™ Saliva product provides an accurate, convenient and cost-effective way to verify self-reported smoking status with broad potential applications both in the clinic and in large research trials and surveys.

In one study, researchers collected saliva samples from 41 smokers and 45 nonsmokers and tested the samples with both NicAlert™ Saliva test strips and with gas chromatography (GC), a complex and sophisticated laboratory testing method in order to verify smoking status. The researchers found that NicAlert™ Saliva testing was “both valid and reliable compared with the GC saliva cotinine test” despite being one-third the cost and concluded that “studies that evaluate disease outcomes related to smoking or new smoking cessation methods should consider testing participants’ saliva using [NicAlert™] to verify self-reported smoking status.” They also noted that NicAlert™ Saliva has “the potential for use in large population-based trials of smoking cessation interventions, for evaluating the effectiveness of a cessation service, and in population prevalence surveys to measure rates of smoking and quitting over time” and “also may be of value in cessation practice” as a point-of-care test that can provide immediate feedback. The study was conducted by researchers at Clinical Trials Research Unit, University of Auckland, Auckland, New Zealand and is published in the latest issue of Nicotine & Tobacco Research, the official journal of the Society for Research on Nicotine and Tobacco (SRNT) (Fiona Cooke, Chris Bullen, Robyn Whittaker, Hayden McRobbie, Mei-Hua Chen, Natalie Walker, “Diagnostic accuracy of NicAlert cotinine test strips in saliva for verifying smoking status,” Nicotine Tob Res. 2008 Apr;10(4):607-12). The study confirmed earlier published studies that found that NicAlert™ Saliva provided a rapid and convenient way of verifying smoking status without requiring elaborate and expensive laboratory facilities: Cancer Epidemiol Biomarkers Prev. 2007;16:1858-62 and Int J Circumpolar Health. 2007; 66 Suppl 1:29-38.

NicAlert™ Saliva is increasingly being reported used in a wide range of research studies where there is a need to verify or monitor smoking status or nicotine replacement therapy (NRT): see, for example, Am J Prev Med. 2007; 33:297-305 (monitoring NRT in smoking cessation research involving pregnant women), Int J Behav Med. 2006; 13:16-25 (verifying smoking status in a smoking study of cancer patients), and Neuropsychopharmacology 2008; 33:480–490 (confirming non-smoking status for entry into the study).

We wish to thank our over 4,000 Nymox shareholders for your support. The Nymox team continues to work steadily to advance our many projects. We look forward to an exciting year for your Company.

/s/ Paul Averback, MD
Paul Averback MD
President

August 13, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the periods ended June 30, 2008, compared to the preceding years. This MD&A should be read together with the unaudited Consolidated Financial Statements and the related notes for the periods ended June 30, 2008. This MD&A is dated August 13, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited Consolidated Financial Statements and this MD&A were reviewed by the Company’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Company reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). The Company reported positive results in six other follow-up studies of NX-1207 in BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our 20F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

•	Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products
•	Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines
•	A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares
•	We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207
•	We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect
•	Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation
•	It is Uncertain When, if Ever, We Will Make a Profit

•	We May Not Be Able to Raise Enough Capital to Develop and Market Our Products
•	We Face Challenges in Developing, Manufacturing and Improving Our Products
•	Our Products and Services May Not Receive Necessary Regulatory Approvals
•	We Face Significant and Growing Competition
•	We May Not Be Able to Successfully Market Our Products
•	Protecting Our Patents and Proprietary Information is Costly and Difficult
•	We Face Changing Market Conditions
•	Health Care Plans May Not Cover or Adequately Pay for our Products and Services
•	We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Long-lived Assets

Property and equipment, patents and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $14.2 million as of December 31, 2007, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Six Months Ended June 30	2008	2007	2006
Total revenues	$226,157	$226,078	$216,369

Net loss	$(2,370,202)	$(2,597,470)	$(2,419,867)

Loss per share (basic & diluted)	$(0.08)	$(0.09)	$(0.09)

Total assets	$4,223,874	$4,933,358	$3,690,397

Quarterly Results	Q2 - 2008	Q1 - 2008	Q4 - 2007	Q3 - 2007
Total revenues	$120,636	$105,521	$137,629	$70,226

Net loss	$(1,138,139)	$(1,232,063)	$(1,306,878)	$(1,386,084)

Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.05)	$(0.05)

	Q2 - 2007	Q1 - 2007	Q4 - 2006	Q3 - 2006
Total revenues	$87,412	$138,666	$84,675	$141,817

Net loss	$(1,464,950)	$(1,132,520)	$(1,234,985)	$(1,238,833)

Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.04)	$(0.04)

All amounts are in U.S. dollars.

Results of Operations – Q2 2008 compared to Q2 2007

Net losses were $1,138,139, or $0.04 per share, for the quarter and $2,370,202, or $0.08 per share for the six months ended June 30, 2008, compared to $1,464,950, or $0.05 per share, for the quarter and $2,597,470, or $0.09 per share for the six months ended June 30, 2007. The decrease in net losses is attributable to a reduction in expenditures relating to clinical trials for NX-1207. The weighted average number of common shares outstanding for the six months ended June 30, 2008 was 29,560,350 compared to 28,759,024 for the same period in 2007.

There have been no material adjustments or extraordinary items during the periods ending June 30, 2008.

Revenues

Revenues from sales amounted to $120,194 for the quarter and $224,678 for the six months ended June 30, 2008, compared with $79,385 for the quarter and $215,789 for the six months ended June 30, 2007. The variances for the quarter and the period are due to increases in the sales of NicAlert overseas in 2008 compared to 2007. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $533,851 for the quarter and $1,144,723 for the six months ended June 30, 2008, compared with $906,104 for the quarter and $1,457,494 for the six months ended June 30, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The decrease in expenditures for the quarter and the period is attributable to a reduction in expenditures relating to clinical trials for NX-1207, even after consideration of a write-down of patent costs during the quarter. For the first six months of 2008, research tax credits amounted to $56,901 compared to $34,915 in 2007 as a result of additional expenditures claimed for refundable tax credits in 2008 compared to 2007. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $44,533 for the quarter and $97,622 for the six months ended June 30, 2008, in comparison to expenditures of $53,329 for the quarter and $122,737 for the six months ended June 30, 2007. The decrease for the periods is due to expenditures incurred for medical conferences in 2007, which were not repeated in 2008. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses were $303,028 for the quarter and $611,549 for the six months ended June 30, 2008, compared with $223,830 for the quarter and $439,869 for the six months ended June 30, 2007. The increase for the quarter and the period is due to higher costs relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations (increase in professional fees and salaries 39%) and to expenditures on investor meetings in the first two quarters of 2008, for which there were no similar expenses incurred in the same period of 2007 (increase in shareholder relations and related travel expenses 151%). The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In the first two quarters of 2008, stock-based compensation costs of $409,360 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years. In 2007, stock-based compensation was $451,430 and also included the effect of a fully vested option grant to a consultant.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 71% of 2008 expenses (72% in 2007) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2008 or 2007.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – Q2 2007 compared to Q2 2006

Net losses were $1,464,950, or $0.05 per share, for the quarter and $2,597,470, or $0.09 per share for the six months ended June 30, 2007, compared to $1,360,621, or $0.05 per share, for the quarter and $2,419,867, or $0.09 per share, for the six months ended June 30, 2006. The increase in losses is attributable to an increase in research and development costs. The weighted average number of common shares outstanding for the six months ended June 30, 2007 was 28,759,024 compared to 27,327,305 for the same period in 2006.

Revenues

Revenues from sales were $79,385 for the quarter and $215,789 for the six months ended June 30, 2007, compared with $117,690 for the quarter and $212,949 for the six months ended June 30, 2006. The quarterly variance is due to timing differences in the orders received for TobacAlert in 2007 compared to 2006. Revenues year-to-date remained relatively constant.

Research and Development

Research and development expenditures were $906,104 for the quarter and $1,457,494 for the six months ended June 30, 2007, compared with $592,692 for the quarter and $1,295,720 for the six months ended June 30, 2006. An increase in expenses relating to research and development of product candidates destined for clinical trials explains the increase for the quarter and year-to-date. For the first six months of 2007, research tax credits amounted to $34,915 compared to $5,114 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006.

Marketing Expenses

Marketing expenditures were $53,329 for the quarter and $122,737 for the six months ended June 30, 2007, in comparison to expenditures of $65,500 for the quarter and $113,535 for the six months ended June 30, 2006. The decrease for the quarter is due to timing differences in expenses and the increase year-to-date is due to higher advertising expenditures incurred in the first quarter of 2007.

Administrative Expenses

General and administrative expenses were $223,830 for the quarter and $439,869 for the six months ended June 30, 2007, compared with $312,171 for the quarter and $517,439 for the six months ended June 30, 2006. The decrease for the quarter and year-to-date was due to lower expenditures in many areas such as shareholder relations (decrease 63.5%), insurance (decrease 22.1%) and travel (decrease 30.5%).

Stock-based Compensation

The increase in stock-based compensation costs is due to the following stock option grants in 2007 and 2006. In the first quarter of 2007, 10,000 fully-vested options were granted to a consultant. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $33,960, was recorded. In addition, in each of the first two quarters of 2007, stock-based compensation costs of $204,680 (total $409,360 to date in 2007) were recorded for the 3,565,500 options granted in 2006, which vest quarterly over six years, and of $4,055 (total $8,110 to date in 2007) for the 50,000 options granted in 2003 which vested annually over four years.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $21,247 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$552,410	$254,958	$297,452	$0

Operating Leases	$41,939	$19,182	$20,507	$2,250

Total Contractual Obligations	$594,349	$274,140	$317,959	$2,250

The Company has no binding commitments for the purchase of property, equipment, patents or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

Transactions with Related Parties

The Company had no transactions with related parties.

Financial Position

Liquidity and Capital Resources

As of June 30, 2008, cash totaled $252,028 and receivables including tax credits totaled $166,349. In November 2007, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period commencing November 16, 2007. As at June 30, 2008, 7 drawings were made under this purchase agreement, for total proceeds of $1,780,000. On January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share. On February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share. On March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share. On March 28, 2008, 58,366 common shares were issued at a price of $5.14 per share. On May 6, 2008, 34,325 common shares were issued at a price of $4.37 per share. On May 27, 2008, 34,965 common shares were issued at a price of $4.29 per share. On June 23, 2008, 46,838 common shares were issued at a price of $4.27 per share.

At June 30, 2008, the Company can draw down a further $13,220,000 over the remaining 16 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

Subsequent Events

As at August 13, 2008, 2 drawings were made under the common stock private purchase agreement, for total proceeds of $375,000. On July 24, 2008, 28,169 common shares were issued at a price of $3.55 per share. On August 6, 2008, 59,267 common shares were issued at a price of $4.64 per share.

Outstanding Share Data

As of August 13, 2008, there were 29,819,971 common shares of Nymox issued and outstanding. In addition, 4,859,000 share options are outstanding, of which 2,449,000 are currently vested. There are no warrants outstanding.

Internal Control over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2007 was included in the 2007 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2007 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policies

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. This Section was adopted by the Corporation on January 1, 2008. This new standard relates to disclosure only and did not impact our financial results.

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation. These Sections were adopted by the Corporation on January 1, 2008.These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments – Recognitions and Measurement. These new standards relate to disclosure and presentation only and did not impact our financial results.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section was adopted by the Corporation on January 1, 2008 and did not have a significant impact our financial results.

Future Accounting Policies

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This Section will be adopted by the Corporation on January 1, 2009 and is not expected to have a significant impact on our financial results.

International Financial Reporting Standards

In 2005, the Accounting Standards Board of Canada announced that accounting standards in Canada are to converge with International Financial Reporting Standards (“IFRS”). In February 2008, the CICA confirmed the change over date from current Canadian GAAP to IFRS to be January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Corporation has not yet assessed the future impact of these new standards on the consolidated financial statements.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20F filed on EDGAR and of our Annual Information Form filed on SEDAR, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended June 30, 2008, 2007 and 2006

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2008, 2007 and 2006

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 2008 and December 31, 2007
(in US dollars)

	June 30, 2008	December 31, 2007
		(Audited)
Assets
Current assets:
Cash	$252,028	$273,108
Accounts and other receivables	55,263	60,380
Research tax credits receivable	111,086	68,041
Inventories	57,902	29,431

	476,279	430,960
Long-term security deposit	26,994	26,994
Long-term receivables	70,000	70,000
Property and equipment	22,653	19,710
Patents and intellectual property	3,627,948	3,712,682

	$4,223,874	$4,260,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,338,165	$1,082,182
Accrued liabilities	169,100	183,569
Deferred lease inducement	9,623	9,623
Deferred revenue	--	3,333

	1,516,888	1,278,707
Deferred lease inducement	11,227	16,038
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital (note 2)	51,935,147	50,155,147
Additional paid-in capital	2,887,341	2,477,981
Deficit	(52,926,729)	(50,467,527)

	1,895,759	2,165,601
Commitments and contingency (notes 5 and 7 (d))
Subsequent events (note 9)

	$4,223,874	$4,260,346

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2008, 2007 and 2006
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2008	2007	2006	2008	2007	2006
Revenue:
Sales	$120,194	$79,385	$117,690	$224,678	$215,789	$212,949
Interest	442	8,027	2,670	1,479	10,289	3,420

	120,636	87,412	120,360	226,157	226,078	216,369
Expenses:
Research and
development	533,851	906,104	592,692	1,144,723	1,457,494	1,295,720
Less investment tax
credits	(18,898)	(20,365)	(3,989)	(56,901)	(34,915)	(5,114)

	514,953	885,739	588,703	1,087,822	1,422,579	1,290,606
General and
administrative	303,028	223,830	312,171	611,549	439,869	517,439
Marketing	44,533	53,329	65,500	97,622	122,737	113,535
Stock-based compensation
(note 2 (b))	204,680	208,735	342,455	409,360	451,430	346,510
Cost of sales	63,345	46,026	37,646	131,012	122,370	114,707
Depreciation and
amortization	127,149	129,983	115,281	256,558	248,572	222,733
Interest and bank
charges	1,087	4,720	19,225	2,436	15,991	30,706

	1,258,775	1,552,362	1,480,981	2,596,359	2,823,548	2,636,236

Net loss and comprehensive loss	$(1,138,139)	$(1,464,950)	$(1,360,621)	$(2,370,202)	$(2,597,470)	$(2,419,867)

Loss per share (basic
and diluted) (note 2 (d))	$(0.04)	$(0.05)	$(0.05)	$(0.08)	$(0.09)	$(0.09)

Weighted average
number of common
shares outstanding	29,654,581	28,796,866	27,213,683	29,560,350	28,759,024	27,327,305

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders’ Equity
(Unaudited)

Period ended June 30, 2008
(in US dollars)

	Share capital		Additional paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2007	29,365,753	$50,155,147	$2,477,981	$(50,467,527)	$2,165,601
Issuance of share capital	366,782	1,780,000	--	--	1,780,000
Share issue costs	--	--	--	(89,000)	(89,000)
Stock-based compensation	--	--	409,360	--	409,360
Net loss	--	--	--	(2,370,202)	(2,370,202)

Balance, June 30, 2008	29,732,535	$51,935,147	$2,887,341	$(52,926,729)	$1,895,759

Period ended June 30, 2007
(in US dollars)

	Share capital		Additional paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2006	28,322,253	$44,443,350	$1,463,833	$(44,880,650)	$1,026,533
Issuance of share capital	753,671	4,150,000	--	--	4,150,000
Share issue costs	--	--	--	(236,445)	(236,445)
Exercise of stock options:
Cash	91,000	360,685	--	--	360,685
Ascribed value	--	1,112	(1,112)	--	--

	91,000	361,797	(1,112)	--	360,685
Stock-based compensation	--	--	451,430	--	451,430
Net loss	--	--	--	(2,597,470)	(2,597,470)

Balance, June 30, 2007	29,166,924	$48,955,147	$1,914,151	$(47,714,565)	$3,154,733

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2008, 2007 and 2006
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2008	2007	2006	2008	2007	2006
Cash flows from operating
activities:
Net loss	$(1,138,139)	$(1,464,950)	$(1,360,621)	$(2,370,202)	$(2,597,470)	$(2,419,867)
Adjustments for:
Depreciation and
amortization	127,149	129,983	115,281	256,558	248,572	222,733
Stock-based
compensation	204,680	208,735	342,455	409,360	451,430	346,510
Write-down of patent costs	124,779	61,224	--	124,779	61,224	--
Net change in operating
assets and liabilities	82,103	(288,870)	(811,613)	(42,093)	(376,132)	(720,933)

	(599,428)	(1,353,878)	(1,714,498)	(1,621,598)	(2,212,376)	(2,571,557)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	500,000	2,661,775	1,050,000	1,780,000	4,510,685	2,950,000
Share issue costs	(40,000)	(136,739)	(60,389)	(89,000)	(236,445)	(169,672)
Repayment of notes payable	--	(350,000)	--	--	(500,000)	--

	460,000	2,175,036	989,611	1,691,000	3,774,240	2,780,328
Cash flows from investing
activities:
Additions to property
and equipment,
and patent costs	(90,482)	(419,442)	(193,232)	(90,482)	(811,307)	(237,845)

Net (decrease) increase in cash	(229,910)	401,716	(918,119)	(21,080)	750,557	(29,074)
Cash, beginning of period	481,938	583,965	1,040,521	273,108	235,124	151,476

Cash, end of period	$252,028	$985,681	$122,402	$252,028	$985,681	$122,402

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$--	$3,231	$17,783	$--	$12,362	$26,728
(b) Non-cash
transactions:
Property and equipment,
and patent costs
included in accounts
payable and accrued
liabilities at reporting
date	421,580	261,107	206,411	421,580	261,107	360,874

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

Nymox Pharmaceutical Corporation (“the Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. (“Serex”) of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at June 30, 2008, the unaudited consolidated statement of shareholders’ equity for the six-month periods ended June 30, 2008 and 2007 and the unaudited consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 2008, 2007 and 2006 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2007, except as described below. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2007.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	New accounting policies:

Capital Disclosures and Financial Instruments — Disclosure and Presentation

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, ClCA Handbook Section 3862, Financial Instruments —Disclosures, and ClCA Handbook Section 3863, Financial Instruments —Presentation. The sections relate to disclosure and presentation only and did not have an impact on the Corporation’s financial results (see notes 6 and 7).

Inventories

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories, which harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard did not have an impact on the Corporation’s financial results.

(ii)	Future accounting changes:

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this standard will not have a significant impact on the Corporation’s financial results.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies (continued):

(ii)	Future accounting changes:

International Financial Reporting Standards

In 2005, the Accounting Standards Board of Canada announced that accounting standards in Canada are to converge with International Financial Reporting Standards (“IFRS”). In February 2008, the CICA confirmed the change over date from current Canadian GAAP to IFRS to be January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company has not yet assessed the future impact of these new standards on the consolidated financial statements.

2.	Share capital:

(a)	Common Stock Private Purchase Agreement:

In November 2007, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the six-month period ended June 30, 2008, the Corporation issued 366,782 common shares to the Purchaser for aggregate proceeds of $1,780,000 under the agreement. At June 30, 2008, the Corporation can require the Purchaser to purchase up to $13,220,000 of common shares over the remaining 16 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

2.	Share capital (continued):

(b)	Stock-based compensation:

	Three months ended June 30,			Six months ended June 30,
	2008	2007	2006	2008	2007	2006
Stock-based compensation
pertaining to general
and administrative	$20,640	$20,640	$253,800	$41,280	$41,280	$253,800
Stock-based compensation
pertaining to marketing	3,440	7,495	88,655	6,880	14,990	92,710
Stock-based compensation
pertaining to research
and development	180,600	180,600	--	361,200	395,160	--

	$204,680	$208,735	$342,455	$409,360	$451,430	$346,510

(c)	Stock option plan:

The Corporation has established a stock option plan (“the Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 15% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 5,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Corporation’s closing stock price at June 30, 2008 of $4.45, which would have been received by option holders had they exercised their options at that date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan (continued):

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31,
2007	4,819,000	$3.11			2,667,500	$3.00
Vested	--	--			(297,500)	3.00

Outstanding,
June 30, 2008	4,819,000	$3.11	7.3	$6,670,245	2,370,000	$3.00

Options exercisable	2,449,000	$3.21	6.5	$3,233,745	N/A	N/A

At June 30, 2008, the unrecognized compensation cost related to non-vested awards was $3,261,120 and the remaining weighted average recognition period is 48 months.

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	--	3.89%	4.26%
Expected volatility	--	71.61%	68.21%
Expected life in years	--	5	5
Dividend yield	--	0.00%	0.00%

There were no options granted during the six-month period ended June 30, 2008.

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

2.	Share capital (continued):

(d)	Earnings per share:

Diluted loss per share was not presented as the effect of options would have been dilutive because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

3.	Canadian/US reporting differences:

The consolidated financial statements of the Corporation are prepared in accordance with Canadian GAAP, which conform, in all material respects, with U.S. GAAP, except as described below:

Consolidated statements of shareholders’ equity

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	June 30, 2008	December 31, 2007
Shareholders’ equity, Canadian GAAP	$1,895,759	$2,165,601
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$1,885,650	$2,155,492

(i)	Stock-based compensation:

For U.S. GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No.-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS No.-123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

3.	Canadian/US reporting differences (continued):

(i)	Stock-based compensation (continued):

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

(ii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

4.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues for the six-month periods
ended June 30:
2008	$8,602	$179,546	$38,009
2007	21,023	173,535	31,520
2006	18,042	163,634	34,693
Property and equipment, patents
and intellectual property:
June 30, 2008	3,409,718	240,883	--
December 31, 2007	3,484,094	248,298	--

5.	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities, reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

6.	Capital disclosures:

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same investor (see note 2 (a) — Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt.

The Corporation is not subject to any capital requirements imposed by external parties.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

7.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Foreign currency risk:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 71% of expenses occurred during the six-month period ended June 30, 2008 (2007 - 72%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2008, 2007 or 2006.

The following table provides significant items exposed to foreign exchange as at June 30, 2008:

$CA
Cash	$62,496
Accounts and other receivables and research tax credits receivable	133,283
Accounts payable and accrued liabilities	(384,996)

$(189,217)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

7.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

The following exchange rates applied during the three-month and six-month periods ended June 30, 2008:

	Average rate 2008 (six months)	Average rate Q2 2008 (three months)	Reporting date rate Q2 2008
$US - $CA	1.0071	1.0099	1.0186

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect to the amount shown above, on the basis that all other variables remain constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in “accounts and other receivables” on the consolidated balance sheet are trade receivables of $33,472, all of which were aged under 45 days. Three customers accounted for 82% of the trade receivables balance at June 30, 2008. An amount of $13,660 was recorded as bad debt expense for the period ended June 30, 2008 (nil for the period ended December 31, 2007).

At June 30, 2008, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash and accounts and other receivables.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

7.	Financial risk management (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts and other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest bearing financial instruments.

Based on the value of variable interest-bearing cash during the six-month period ended June 30, 2008, an assumed 5% increase or 5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 6 to the unaudited consolidated financial statements (“Capital disclosures”). The Corporation does not have an operating credit facility.

The following are the contractual maturities of financial liabilities as at June 30, 2008:

	Carrying amount	Less than 1 year	1 year to 5 years
Accounts payable and
accrued liabilities	$1,507,265	$1,507,265	$--
Operating leases	594,349	274,140	320,209

	$2,101,614	$1,781,405	$320,209

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30 2008, 2007 and 2006
(in US dollars)

8.	Financial instruments:

Fair value disclosure:

	June 30, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Accounts and other
receivables	$55,263	$55,263	$60,380	$60,380
Financial liabilities, at
amortized cost:
Accounts payable	1,338,165	1,338,165	1,082,182	1,082,182
Accrued liabilities	169,100	169,100	183,569	183,569

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of preferred shares held by non-controlling shareholders in a subsidiary.

Non-controlling interest relates to redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

9.	Subsequent events:

On July 29, 2008, the Corporation issued 28,169 common shares for aggregate proceeds of $100,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).

On August 6, 2008, the Corporation issued 59,267 common shares for aggregate proceeds of $275,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: August 13, 2008